

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 27, 2006

Mr. David Albanese
Chief Financial Officer
Indigo-Energy, Inc.
4041 University Drive, Suite 302
Fairfax, VA 22030

> **Re:** **Indigo-Energy, Inc.**
> **Form 10-KSB for the Fiscal Year Ended June 30, 2005**
> **Form 10-QSB for the Fiscal Quarter Ended December 31, 2005**
> **Form 8-K Filed on February 2, 2006**
> **File No. 2-75313**

Dear Mr. Albanese:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2004 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-QSB for the Fiscal Quarter Ended December 31, 2005

1.   Please revise the presentation of your financial statements and footnotes to clearly identify the operations of the registrant as being in the exploration stage. Revisions are required throughout your financial statements to provide the

appropriate disclosure and presentation in accordance with SFAS 7. Please refer to SFAS 7, paragraph 11 for further guidance.

2. We note the liabilities owed to the finders of Indigo Land and Development, Inc. as discussed in Section 4.8 of the Exchange Agreement filed as Exhibit 2.1 to Form 8-K filed on February 2, 2006. Please tell us how you have accounted for such future liabilities in your financial statements as of December 31, 2005. In addition, please expand your disclosures in your footnotes to the financial statements as well as Management's Discussion and Analysis to address the nature of these liabilities, when they are due and management's expectations and ability to fund such liabilities when they are due.

Consolidated Statement of Stockholders' Equity, page F-4

3. In your previous filings on Form 10-KSB as of June 30, 2005 and on Form 8-K filed on February 2, 2006, we note the terms of the Exchange Agreement dated December 15, 2005 with Indigo Land & Development, Inc. originally provided for the issuance of approximately 176.5 million shares of the registrant in exchange for 100% of the outstanding common stock of Indigo Land & Development, Inc. We understand the terms of this agreement were revised in January 2006 to provide for the issuance and exchange of 49.1 million common shares of the registrant. Please tell us when the exchange of shares occurred. We note the issuance of 49.1 million shares to Lois Moore in January 2006 in the table of recent sales of unregistered shares presented on page 16 on your Form 8-K filed on February 2, 2006. In addition, based on your consolidated statement of stockholders' equity, it does not appear that additional common shares were issued and outstanding as of December 31, 2005. If true, tell us why you have filed the financial statements of Indigo-Energy, Inc. as of December 31, 2005. If the exchange occurred subsequent to the reporting period, it appears the financial statements of Procare America, Inc. should have been filed on Form 10-QSB as of December 31, 2005. Otherwise, if additional common shares were issued prior to December 31, 2005, please revise your consolidated statement of stockholders' equity and other related disclosures, as appropriate.

4. We note you have issued 366,333 for the acquisition of a subsidiary during the period from September 30, 2005 through December 31, 2005. Please expand your footnotes to address the nature and terms of this acquisition and its effect on your financial statements. In your response, please tell us why financial statements of the acquired business are not required to be presented in accordance with Item 310(c).

Notes to Interim Financial Statements, page F-5

5. We note your disclosures in Item 2 on page 2 regarding the Exchange Agreement with Indigo Land & Development, Inc. Please expand your footnote disclosures to discuss the reverse merger with Indigo Land & Development, Inc., the material terms of the Exchange Agreement, and the impact of such merger on the presentation of financial statements for the current and prior periods. As your business operations have changed since the filing of your latest annual report as of June 30, 2005, your revised disclosures should clearly identify the nature of the business operations of Indigo-Energy, Inc.

6. Please expand your footnotes to disclose the nature of customer deposits and how you account for this balance as of December 31, 2005.

7. We note your disclosure on page 3 of your Form 8-K filed on February 2, 2006 of $550,000 due to two shareholders of Indigo Land and Development, Inc. for the purchase of 2,666 shares of common stock. We note the due date of this liability was extended to June 30, 2006. Please expand your disclosures to address the nature of this liability and to identify where you have recorded such liability in your financial statements.

Note 2 – Proved Reserves, page F-5

8. Your disclosures state you own proved reserves of oil, natural gas and coal. Please tell us the amount of proven coal reserves you own. We may have further comment upon review of your response.

Note 4 – Exploration Costs, page F-5

9. Please expand your disclosures to discuss how you account for your oil and gas properties under accounting principles generally accepted in the United States. For example, identify whether you account for such properties under the successful efforts method in accordance with SFAS 19 or the full cost method in accordance with Regulation S-X, Rule 4-10. Your amended footnote should include all disclosures required by the appropriate literature to ensure fair and clear disclosure as your latest annual report included the financial statements of Procare America, Inc.

Plan of Operations, page 2

10. We note your disclosures on page 4 that you have raised $925,000 in capital from private investors during October, November and December of 2005 for $0.25 per share. However, your consolidated statement of stockholders' equity reflects the issuance of common shares for an acquisition during this period. Please revise your financial statements to reflect any increase in common shares issued and

outstanding or revise your disclosures on page 4 to explain why this activity is not reflected in the financial statements as of December 31, 2005. In your response, please also address how you have accounted for the $240,000 held in escrow pending the filing of past due SEC filings.

Form 8-K Filed on February 2, 2006

Changes in or Disagreements with Certifying Accountants on Accounting and Financial Disclosures, page 15

11.   We note your disclosure regarding your change in accountants in December 2005. Based on your disclosure, this event relates to Item 4.01 of the Form 8-K, please amend your Form 8-K to appropriately identify this disclosure as Item 4.01. In addition, please ensure EDGAR recognizes the amended filing includes an Item 4.01 event.

Financial Statements

12.   Please amend your Form 8-K to include 2 years of audited financial statements of Indigo Land and Development, Inc. Based on the company's year end, it appears audited financial statements for fiscal years ending December 31, 2004 and 2003 are required to be presented. Refer to Regulation S-B, Item 310(c).

13.   We note Indigo-Energy, Inc. (as the continuing entity formerly known as Indigo Land and Development, Inc.) was considered an exploration stage enterprise under SFAS 7 as of December 31, 2005. Please revise your financial statements presented in this Form 8-K to provide similar disclosures required by SFAS 7 or tell us why you believe Indigo Land and Development, Inc. is not a exploration stage enterprise as of December 31, 2004 and September 30, 2005.

Notes to Financial Statements, page F-6

Note 2 – Proved Reserves, page F-6

14.   Your disclosures state you own proved reserves of oil, natural gas and coal. Please tell us the amount of proven coal reserves you own. We may have further comment upon review of your response.

15.   Please expand your disclosures to discuss how you account for your oil and gas properties under accounting principles generally accepted in the United States. For example, identify whether you account for such properties under the successful efforts method in accordance with SFAS 19 or the full cost method in accordance with Regulation S-X, Rule 4-10.

Combined Pro Forma Financial Statements, page F-11

16.   As the reverse merger occurred in either December 2005 or January 2006, pro forma financial statements for the most recent interim period (September 30, 2005) are required to be presented. Please revise your pro forma statements to present the combined pro forma statements and adjustments for the interim period ended September 30, 2005 or tell us why you believe your current presentation is appropriate. Please refer to Regulation S-B, Item 310(d)(2).

17.   Revise your combined pro forma statements to include the pro forma adjustments to stockholders' equity to remove the par value equity of the accounting acquirer (Indigo Land and Development, Inc.), to remove the additional paid in capital and accumulated deficit of the accounting acquiree (Procare America, Inc.), and to present the issuance of new shares under the Exchange Agreement. Your revised statements should also include footnote disclosures summarizing the transaction with detailed notes describing the nature of each adjustment reflected in the pro forma statements.

18.   Revise your combined pro forma statements to include adjustments reflecting the transaction costs of the reverse merger. Your revised statements should also include a footnote disclosure detailing the nature of the adjustment.

19.   Revise your Pro Forma Statements of Operations to reflect the change in number of common shares outstanding and the impact on basic and diluted loss per share. Your revised statements should also include a footnote disclosure detailing the nature of this adjustment.

Exhibit 2.1

20.   We note references to exhibits and attached schedules throughout the Exchange Agreement. However, these documents do not appear to be filed or attached. Please amend your filing to include all referenced exhibits and attached schedules.

21.   As previously noted, we understand you have subsequently amended the Exchange Agreement in January 2006 to reduce the number of common shares of Procare America, Inc. to be issued as part of the exchange. Please file the amended and updated Exchange Agreement as an exhibit to the amended Form 8-K.

Engineering Comments

Form 8-K Filed on February 2, 2006

Description of Properties, page 8

Estimated Proven Reserves, page 9

22.   You state that studies indicate that there are recoverable reserves beneath the company's property and potential oil reserves in the vicinity of the Indigo property.   You then state this property contains over 60 BCF of proved gas reserves and 180,000 barrels of proved oil reserves. Studies alone are not sufficient for the attribution of proved reserves. Proved reserves must meet the requirements of Rule 4-10(a) of Regulation S-X which requires at least a production formation test at economic rates. Tell us how the reserves have met the requirements of Rule 4-10(a) of Regulation S-X or alternatively remove these reserves from the filing.

Notes to Financial Statements, Proved Reserves, page F-6

23.   You must disclose the Standardized Measure of Discounted Future Net Cash Flows for proved reserves as indicated in paragraph 30 of FASB 69. However, it does not appear that your reserves meet the definition of proved reserves. Please remove the reserve value disclosed in Note 2 or alternatively tell us why the reserves do meet the definition of proved reserves and revise the document to only include the Standardized Measure calculation.

Notes to Financial Statements – September 30, 2005, page F-10

24.   Please remove the reserve value disclosed in Note 2 for the reasons cited above.

Form 10-QSB for the Fiscal Quarter Ended December 31, 2005

Notes to Interim Financial Statements, page F-5

25.   Please remove the reserve value disclosed in Note 2 for the reasons cited above.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and

provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Shannon Buskirk at (202) 551-3717, or April Sifford, Branch
Chief, at (202) 551-3684 if you have questions regarding comments on the financial
statements and related matters. You may contact Jim Murphy, Petroleum Engineer, at
(202) 551-3703 with questions about engineering comments.

Sincerely,

April Sifford
Branch Chief